COMMENTS RECEIVED ON FEBRUARY 24, 2105

FROM EDWARD BARTZ

FIDELITY CAPITAL TRUST (File No. 333-201795)

Fidelity Focused Stock Fund

FIDELITY HASTINGS STREET TRUST (File No. 811-00215)

Fidelity Fifty

N-14 FILED ON JANUARY 30, 2015

N-14 Proxy Statement and Prospectus

1. Synopsis

"How do the funds' investment objectives, strategies, policies, and limitations compare?

Although the funds have similar investment objectives and principal investment strategies, there are some differences of which you should be aware. The following compares the investment objectives and principal investment strategies of Fidelity Fifty and Fidelity Focused Stock Fund:"

C: The Staff requests that we include a discussion of how the funds' respective investment objectives, strategies, policies, and limitations are different.

R: We believe that presenting the strategies side by side in a tabular format is an effective way to highlight the differences between the funds.

2. Synopsis

"How do the funds' investment objectives, strategies, policies, and limitations compare?"

C: The Staff questions whether the funds will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the funds do not intend to count derivatives for purposes of their respective 80% policies.

3. Synopsis

"How do the funds' investment objectives, strategies, policies, and limitations compare?"

C: The Staff requests that we disclose the market capitalization policy for each fund.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

4. Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.